Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2021

NEWS RELEASE

Financial Highlights

	3Q 2021 GAAP	3Q 2021 Non-GAAP
• Net sales	$254.2 million (+15% Q/Q, +102% Y/Y)	$254.2 million (+15% Q/Q, +102% Y/Y)

• Gross margin	50.0%	50.2%

• Operating margin	27.1%	29.4%

• Earnings per diluted ADS	$1.58	$1.70

Business Highlights

•	Achieved third consecutive record quarterly revenue and earnings per share

•	Reached $1 billion in Revenue Run-Rate, a quarter ahead of plan

•	Sales of eMMC+UFS controllers reached new record quarterly high

•	SSD controller sales approximately flat Q/Q and increased 70% to 75% Y/Y

•	eMMC+UFS controller sales increased 60% to 65% Q/Q and increased 305% to 310% Y/Y

•	SSD solutions sales increased 0% to 5% Q/Q and declined 0% to 5% Y/Y

•	Launched world’s fastest single chip controller for external portable SSDs

TAIPEI, Taiwan and MILPITAS, Calif., Oct 28, 2021 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended September 30, 2021. For the third quarter, net sales (GAAP) increased sequentially to $254.2 million from $221.1 million in second quarter 2021. Net income (GAAP) increased to $55.4 million or $1.58 per diluted ADS (GAAP) from net income (GAAP) of $49.5 million or $1.42 per diluted ADS (GAAP) in second quarter 2021.

For the third quarter, net income (non-GAAP) increased to $60.4 million or $1.70 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $52.7 million or $1.50 per diluted ADS (non-GAAP) in second quarter 2021.

Third Quarter 2021 Review

“We continued to optimize our scarce foundry wafer capacity and product allocation to customers and delivered $1 billion in Revenue Run-Rate, a quarter ahead of plan,” said Wallace Kou, President and CEO of Silicon Motion. “Our third quarter results were driven by strong sales of eMMC+UFS controllers used primarily in smartphones and other smart devices.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2021	2Q 2021	3Q 2020	3Q 2021	2Q 2021	3Q 2020
Revenue	$254.2	$221.1	$126.0	$254.2	$221.1	$126.0
Gross profit Percent of revenue	$127.2 50.0%	$111.1 50.3%	$61.8 49.1%	$127.8 50.2%	$112.9 51.0%	$61.9 49.1%
Operating expenses	$58.3	$50.7	$36.0	$53.0	$48.4	$32.9
Operating income Percent of revenue	$68.9 27.1%	$60.4 27.3%	$25.8 20.5%	$74.8 29.4%	$64.5 29.2%	$29.0 23.0%
Earnings per diluted ADS	$1.58	$1.42	$0.70	$1.70	$1.50	$0.76

Other Financial Information

(in millions)	3Q 2021	2Q 2021	3Q 2020
Cash, cash equivalents, restricted cash and short-term investments—end of period	$419.5	$412.3	$368.4
Routine capital expenditures	$5.9	$4.9	$2.6
Dividend payments	$12.2	$12.2	$12.3

During the third quarter, we had $5.9 million of capital expenditures for the routine purchase of software, design tools and other items and $1.4 million for building construction in Hsinchu, Taiwan.

Returning Value to Shareholders

On October 26, 2020, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. On August 19, 2021, we paid $12.2 million to shareholders as the fourth installment of our annual dividend. On October 25, 2021, our Board of Directors declared a $2.00 per ADS annual dividend, representing an annual increase of 43%, to be paid in quarterly installments of $0.50 per ADS. The first installment of our annual dividend will be paid on November 24, 2021.

Business Outlook

“In spite of capped foundry wafer supply this year, we’ve optimized with better product mix, customer allocation and pricing discipline to deliver strong growth,” said Wallace Kou, President and CEO of Silicon Motion. “We believe that our strong design win momentum with leading OEM customers positions us for continued market share gains and relative outperformance next year.”

For the fourth quarter of 2021, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$254m to $267m +0% to 5% Q/Q	—	$254m to $267m +0% to 5% Q/Q
Gross margin	48.4% to 50.4%	Approximately $0.2m*	48.5% to 50.5%
Operating margin	24.9% to 26.7%	Approximately $9.2m to $10.2m**	28.5% to 30.5%

*	Projected gross margin (non-GAAP) excludes $0.2 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $9.2 million to $10.2 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on October 28, 2021.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Details

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7896715

Replay Numbers (for 7 days):

USA (Toll Free):	1 855 452 5696
USA (Toll):	1 646 254 3697
Participant Passcode:	7896715

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon product lines and include goodwill impairment expenses, and the write-down of NAND flash and SSD inventory valuation.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30, 2020 ($)	Jun. 30, 2021 ($)	Sep. 30, 2021 ($)	Sep. 30, 2020 ($)	Sep. 30, 2021 ($)
Net sales	126,043	221,103	254,241	395,624	657,743
Cost of sales	64,217	109,969	127,070	201,512	328,179

Gross profit	61,826	111,134	127,171	194,112	329,564
Operating expenses
Research & development	26,378	38,962	44,600	84,624	119,544
Sales & marketing	6,077	7,085	7,749	18,394	21,280
General & administrative	3,528	4,649	5,931	11,019	15,019

Operating income	25,843	60,438	68,891	80,075	173,721
Non-operating income (expense)
Interest income, net	841	336	312	3,896	1,009
Foreign exchange gain (loss), net	551	519	(114)	(72)	(404)
Others, net	(6)	—	—	15	3

Subtotal	1,386	855	198	3,839	608

Income before income tax	27,229	61,293	69,089	83,914	174,329
Income tax expense	2,962	11,748	13,665	5,522	34,961

Net income	24,267	49,545	55,424	78,392	139,368

Earnings per basic ADS	0.70	1.42	1.59	2.24	4.00
Earnings per diluted ADS	0.70	1.42	1.58	2.24	3.99

Margin Analysis:
Gross margin	49.1%	50.3%	50.0%	49.1%	50.1%
Operating margin	20.5%	27.3%	27.1%	20.2%	26.4%
Net margin	19.3%	22.4%	21.8%	19.8%	21.2%

Additional Data:
Basic ADS	34,832	34,926	34,933	34,960	34,844
Diluted ADS	34,891	34,953	35,023	35,061	34,967

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30, 2020 ($)	Jun. 30, 2021 ($)	Sep. 30, 2021 ($)	Sep. 30, 2020 ($)	Sep. 30, 2021 ($)
Gross profit (GAAP)	61,826	111,134	127,171	194,112	329,564
Gross margin (GAAP)	49.1%	50.3%	50.0%	49.1%	50.1%
Stock-based compensation (A)	55	52	111	96	217
SSD solutions restructuring	—	1,679	473	—	3,283
Gross profit (non-GAAP)	61,881	112,865	127,755	194,208	333,064
Gross margin (non-GAAP)	49.1%	51.0%	50.2%	49.1%	50.6%

Operating expenses (GAAP)	35,983	50,696	58,280	114,037	155,843
Stock-based compensation (A)	(3,076)	(2,312)	(5,059)	(5,763)	(10,332)
SSD solutions restructuring	—	—	(238)	—	(238)
Operating expenses (non-GAAP)	32,907	48,384	52,983	108,274	145,273

Operating profit (GAAP)	25,843	60,438	68,891	80,075	173,721
Operating margin (GAAP)	20.5%	27.3%	27.1%	20.2%	26.4%
Total adjustments to operating profit	3,131	4,043	5,881	5,859	14,070
Operating profit (non-GAAP)	28,974	64,481	74,772	85,934	187,791
Operating margin (non-GAAP)	23.0%	29.2%	29.4%	21.7%	28.6%

Non-operating income (expense) (GAAP)	1,386	855	198	3,839	608
Foreign exchange loss (gain), net	(551)	(519)	114	72	404
Non-operating income (expense) (non-GAAP)	835	336	312	3,911	1,012

Net income (GAAP)	24,267	49,545	55,424	78,392	139,368
Total pre-tax impact of non-GAAP adjustments	2,580	3,524	5,995	5,931	14,474
Income tax impact of non-GAAP adjustments	(171)	(339)	(1,015)	(693)	(2,048)
Net income (non-GAAP)	26,676	52,730	60,404	83,630	151,794

Earnings per diluted ADS (GAAP)	$0.70	$1.42	$1.58	$2.24	$3.99
Earnings per diluted ADS (non-GAAP)	$0.76	$1.50	$1.70	$2.38	$4.31

Shares used in computing earnings per diluted ADS (GAAP)	34,891	34,953	35,023	35,061	34,967
Non-GAAP Adjustments	163	297	513	88	285
Shares used in computing earnings per diluted ADS (non-GAAP)	35,054	35,250	35,536	35,149	35,252

(A) Excludes stock-based compensation as follows:
Cost of sales	55	52	111	96	217
Research & development	2,163	1,203	3,251	3,937	6,508
Sales & marketing	405	480	616	825	1,502
General & administrative	508	629	1,192	1,001	2,322

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2020	Jun. 30, 2021	Sep. 30, 2021
	($)	($)	($)
Cash and cash equivalents	341,281	357,119	364,071
Short-term investments	1,951	—	—
Accounts receivable (net)	95,519	145,583	184,984
Inventories	107,426	150,617	161,010
Refundable deposits – current	24,094	48,760	48,507
Prepaid expenses and other current assets	24,643	26,742	26,398

Total current assets	594,914	728,821	784,970
Long-term investments	5,000	6,500	8,507
Property and equipment (net)	102,046	106,841	110,289
Goodwill and intangible assets (net)	17,489	—	—
Other assets	10,984	17,093	17,808

Total assets	730,433	859,255	921,574

Accounts payable	37,148	77,126	66,380
Income tax payable	5,870	19,071	31,190
Accrued expenses and other current liabilities	65,500	86,559	85,584

Total current liabilities	108,518	182,756	183,154
Other liabilities	26,207	29,859	31,198

Total liabilities	134,725	212,615	214,352
Shareholders’ equity	595,708	646,640	707,222

Total liabilities & shareholders’ equity	730,433	859,255	921,574

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For the Nine Months Ended
	Sep. 30, 2020	Jun. 30, 2021	Sep. 30, 2021	Sep. 30, 2020	Sep. 30, 2021
	($)	($)	($)	($)	($)
Net income	24,267	49,545	55,424	78,392	139,368
Depreciation & amortization	3,322	4,059	4,180	9,922	12,125
Stock-based compensation	3,131	2,364	5,170	5,859	10,549
Investment impairment, losses & disposals	1	—	2	7	204
Changes in operating assets and liabilities	(552)	4,058	(36,117)	1,287	(56,191)
Others	22	—	—	35	—

Net cash provided by operating activities	30,191	60,026	28,659	95,502	106,055

Purchase of property & equipment	(2,618)	(4,926)	(7,329)	(13,148)	(15,585)
Purchase of long-term investments	—	(1,500)	(2,007)	(2,000)	(3,506)

Net cash provided by (used in) investing activities	(2,618)	(6,426)	(9,336)	(15,148)	(19,091)

Dividend payments	(12,280)	(12,201)	(12,204)	(36,835)	(36,604)
Share repurchases	(25,013)	—	—	(25,013)	—

Net cash used in financing activities	(37,293)	(12,201)	(12,204)	(61,848)	(36,604)

Net increase (decrease) in cash, cash equivalents & restricted cash	(9,720)	41,399	7,119	18,506	50,360
Effect of foreign exchange changes	323	(57)	23	(342)	(119)
Cash, cash equivalents & restricted cash—beginning of period	375,814	370,968	412,310	348,253	369,211

Cash, cash equivalents & restricted cash—end of period	366,417	412,310	419,452	366,417	419,452

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected fourth quarter of 2021 and full year 2021 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at the time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter of 2021 and full year 2021. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with the ongoing global outbreak of COVID-19; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 12, 2021. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com